SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On December 9, 2013, Caesarstone Sdot-Yam Ltd. (the “Company”) received notice from Mr. Amir Rotem of his decision to withdraw his candidacy to be elected to serve as a director of the Company at the Company’s annual general meeting scheduled for December 19, 2013 (the “Meeting”).  As a result, the agenda for the Meeting will not include the election of Mr. Rotem as a director and Section 1(vii) of the Company’s proxy card relating to Mr. Rotem’s candidacy is accordingly cancelled and will not be considered by the Company.  The Meeting will otherwise take place as planned on December 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: December 10, 2012	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: General Counsel